Exhibit 99.1

Shareholders’ Quarterly Report
For the Six Months Ended
June 30, 2004

Management’s Discussion and Analysis
August 3, 2004

Basis of Presentation

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

This management’s discussion and analysis describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This discussion should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements for the six months ended June 30, 2004, and notes thereto, together with management’s discussion and analysis and audited consolidated financial statements and notes found in the Company’s 2003 Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.

Executive Overview

Extendicare, through its subsidiaries, is a major provider of long-term care and related services in North America, with 35,600 employees.

The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates long-term care and assisted living facilities in 13 states. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.

In Canada the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates nursing and retirement centres in five provinces, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care division.

At June 30, 2004, Extendicare, through its subsidiaries, operated 273 facilities with capacity for 28,321 residents (December 31, 2003: 275 facilities with capacity for 28,930 residents; June 30, 2003: 278 facilities with capacity for 29,473 residents). The number of facilities operated has been reduced by two since year end, reflecting: the sale of two Ontario facilities; the acquisition of four Indiana facilities; the opening of a new nursing home in Ontario and an assisted living facility in Wisconsin; the transfer of management responsibilities to another long-term care provider, while retaining consulting services, for nine U.S. facilities; and the commencement of a management contract for two U.S. nursing facilities and one Ontario nursing facility. The Company has a significant presence (more than 10% of its facilities) in each of the three States in the U.S. – Pennsylvania, Wisconsin and Ohio – as well as in the Province of Ontario in Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the six months ended June 30, 2004 was 92.7% compared to 92.4% in the same prior year period, and 92.9% for the year ended December 31, 2003.

Critical Accounting Policies and Estimates

For a full discussion of the Company’s critical accounting policies, refer to the management’s discussion and analysis section of Extendicare’s 2003 Annual Report. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes, they are discussed below under “Significant Developments in 2004”. Management considers the Company’s accounting policies to be critical to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There are risks relating to the accounting policies applied to revenue recognition and the valuation of accounts receivable, the valuation of assets and determination of asset impairment, the accrual for self-insured liabilities and accounting for deferred income taxes.

Extendicare Inc. June 2004

Significant Developments in 2004

Update of U.S. Legislative Actions

Medicare Funding

In July 2004 the Centers for Medicare and Medicaid Services, or CMS, announced a 2.8% inflationary increase in Medicare rates effective October 1, 2004.

In April 2002 CMS announced that it would delay the refinement of the Resource Utilization Groupings, or RUGs classifications, thereby extending related funding enhancements until September 30, 2003. In May 2003 CMS released a rule to maintain the current RUGs classification until October 1, 2004. Further to, but independent of this, U.S. Congress enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations by January 2005. In July 2004 CMS announced that the implementation of a RUGs refinement would be delayed until October 1, 2005. Based on the Medicare case mix and average daily census of the first half of 2004, EHSI estimates that it received an average of US$25.28 per patient day in the first half of 2004 related to the temporary funding enhancements, which on an annualized basis amounts to revenue of $26.8 million (US$20.0 million). The implementation of a RUGs refinement, whereby all or part of the enhancement is discontinued, could have a significant adverse effect on the Company.

In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003, and continues to review the proposed plan. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred and the proposed plan would reduce this to 70% over a three year period as follows: 90% beginning on October 1, 2003; 80% beginning October 2004; and 70% beginning October 2005. This is consistent with the Part A co-insurance reimbursement plan applicable to hospitals. EHSI estimates that should this plan be implemented, the negative impact to net earnings would be $1.7 million (US$1.3 million) in 2004, increasing to $4.4 million (US$3.3 million) in 2006.

Medicaid Funding

In June 2004 CMS approved the Medicaid state plan amendment and waiver submitted by the State of Oregon pertaining to the fiscal year commencing July 1, 2003. The net favourable impact to EHSI of US$0.3 million was recorded in the 2004 second quarter.

In July 2004 the State of Kentucky received approval from CMS of a state plan amendment and waiver, which will become effective July 1, 2004. The impact of the plan amendment and waiver is estimated to increase EHSI’s net earnings by approximately US$3.0 million per year.

Other states in which EHSI operates, namely Pennsylvania, Indiana, and Washington, are still awaiting CMS approval of their proposed state plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003. The retrospective plan amendments and waivers seek to increase the level of federal funding for the Medicaid programs and, if approved, would result in providing skilled nursing facilities with revenue rate increases to offset new or increased provider taxes. Since the plan amendments and waivers have not been approved, EHSI has recorded revenue based upon amounts actually received. In Pennsylvania, should CMS approve the State’s plan amendment and waiver as submitted, incremental earnings, net of the provider tax, of US$4.6 million could be recorded in 2004 pertaining to the twelve-month period ended June 30, 2004. Without approval, a negative adjustment to earnings of up to US$5.0 million could be recorded in 2004 pertaining to the same twelve-month period. In Indiana, approval of the original plan amendment and waiver submitted could result in the recording of net incremental earnings of US$3.0 million in 2004 pertaining to the twelve-month period ended June 30, 2004, and there would be no impact if the plan is not approved. In Washington, the State has proceeded to implement the provider tax and fund the incremental Medicaid rates, while seeking approval from CMS of their proposal. If the plan is not approved, a retroactive negative adjustment of no greater than US$0.6 million to earnings may be required. EHSI anticipates that amendments will be made to the original plans submitted to CMS and cannot therefore predict the outcome of the plan submissions or their impact on the Company’s operations.

Extendicare Inc. June 2004

Update of Canadian Legislative Actions

Ontario Property Tax Funding

During the second quarter of 2004, the Ontario government reversed its decision to reduce funding to long-term care providers for property taxes for the 2003 calendar year, which would have effectively resulted in a retroactive reduction in funding to 73% from 90%. It also revised its estimate for funding for 2004 to 80% from the initial estimated reduction to 50%. During the first quarter of 2004, the Company had reported a $2.0 million reduction in revenue. As a result of this recent announcement, the Company has increased revenue in the second quarter of 2004 by $1.8 million representing a $1.3 million reversal of the 2003 property tax provision, along with a $0.5 million adjustment to the assumed reduction in 2004 property tax funding. The issues surrounding property tax funding resulted from the influx of 20,000 new long-term care beds in Ontario, which has put a strain on the government’s allocated pool of funds. The impact of the reduced funding for 2004, from 90% to 80% has reduced ECI’s revenue for the first six months of 2004 by $0.4 million. Property tax funding levels are still undecided for 2005. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.

Ontario Annual Inflationary Funding Increase

Normally on July 1 of each year, Ontario long-term care providers receive an inflationary funding increase, which must be approved by the government and which is paid for by the residents. This increase has not yet been announced for 2004 and the government has not indicated whether it plans to do so; and if so, when and at what amount.

Ontario Long-term Care and Home Care Funding – 2004 Budget

In May 2004 the Ontario government announced as part of its 2004 Budget, plans to invest additional funding to improve Ontario’s long-term care facilities and home care program over the next four years.

The 2004 Budget calls for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in long-term care homes. This additional funding will be tied to increased operating costs as the budget calls for the hiring of 2,000 new staff, 600 of which are to be nurses, additional training of front-line staff to provide more personal care, and the establishment of a new independent advocate for seniors in long-term care homes who will oversee inspections and compliance. It is unclear at this time when the additional funds will be made available to the long-term care providers; however, the additional funding is not anticipated to improve earnings due to the requirements to provide additional care and services. At the end of June, ECI operated 4,981 owned or leased long-term care beds in Ontario, and estimates that this represents 6.5% of the approximately 76,000 long-term care beds to be operating by the end of the year in the Province.

The 2004 Budget calls for an additional investment in home care of $448.0 million over the next four years. The government indicated that as part of its four-year commitment to improving home care services, 95,700 more Ontarians will receive home care, and 6,000 more Ontarians will receive compassionate, end-of-life care in their homes, by 2007/08. As part of that initiative, the government announced on July 5 that it would be providing new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) this year, targeted towards acute home care, end-of-life care, and chronic home care services. In its announcement, the government indicated that 21,000 additional people would benefit from home care and end-of-life services this year. The government also remains committed to investing $10.0 million through a not-for-profit agency to help patients and their families acquire medical equipment for home use. It is unclear at this time how much of the funds will be spent on each program. As such, it is not possible to predict to what extent Extendicare, through its ParaMed Home Health Care operations, will benefit. ParaMed and other providers are seeking more definitive answers from the government.

U.S. Issuance and Retirement of Long-term Debt

In April 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%, and amended and restated its existing credit facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the 2014 Notes were approximately US$117.4 million (net of a US$3.1 million discount and fees and expenses of US$4.5 million). The net proceeds were used, together with cash on hand and new borrowing capacity, to purchase for cash approximately US$104.9 million aggregate principal amount of EHSI’s outstanding US$200.0 million of 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), validly tendered, and to redeem any 2007 Notes not tendered or cancelled prior to May 24, 2004. In addition, EHSI terminated its existing interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million. For further information, refer to the discussion under the section “Liquidity and Capital Resources – Capital Structure – Long-term debt”.

Extendicare Inc. June 2004

Valuation Adjustment on Interest Rate Caps

The Company recorded a charge in the second quarter of 2004 of $5.9 million related to the valuation of its U.S. interest rate caps. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275 million in connection with the debt refinancing. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes and therefore are required to be adjusted to market value each period, with any change reported in the earnings statement. On an after-tax basis, the charge booked was $3.7 million, or a loss of $0.05 per diluted share.

Gain from Asset Disposals, Impairment and Other Items

The Company reported an overall pre-tax gain of $8.3 million related to a number of transactions during the first half of 2004. After applying the benefit of net tax credits, the after-tax gain contributed $10.5 million to net earnings, or $0.15 per diluted share. The items making up the net gain are summarized below.

Sale of two Ontario Facilities

The sale of two Ontario homes (275 beds) in February 2004 for gross proceeds of $19.6 million resulted in a pre-tax gain of $12.7 million, and contributed $12.3 million to net earnings, or $0.18 per diluted share. This gain was substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes. For the six months ended June 2004, these facilities contributed $1.5 million to revenue, $0.2 million to earnings before interest, tax, depreciation and amortization, and $0.1 million to net earnings. For the six months ended June 2003, these facilities contributed $6.8 million to revenue, $1.1 million to earnings before interest, tax, depreciation and amortization, and $0.6 million to net earnings.

Completion of Divestiture – Settlement of Greystone Transaction

In April 2004 EHSI concluded negotiations with Greystone Tribeca Acquisition, L.L.C. of the divestiture agreement for 15 Florida facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale as a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. On April 29, 2004, EHSI received US$2.7 million of interest, and in addition to the US$30.0 million of cash consideration initially received in 2000, EHSI received in June 2004, US$10.0 million as final payment of the contingent consideration. The finalization of this transaction resulted in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of $6.6 million (US$4.9 million).

U.S. Retirement of Long-term Debt

During the second quarter of 2004, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes the Company booked a pre-tax loss of $6.9 million representing the net of the following amounts: payment of tender and call premiums of $7.8 million; write-off of deferred financing costs of $3.2 million; legal fees of $0.4 million; a gain on termination of the related swap and cap arrangements of $3.7 million; and a gain from unamortized bond discount and foreign exchange of $0.8 million.

Prepayment of Notes Receivable

During the second quarter of 2004, EHSI booked a pre-tax charge of $1.7 million (US$1.3 million) to income related to the early settlement of long-term notes receivable and related legal fees. EHSI agreed to settle for US$16.2 million in cash, US$17.0 million of notes receivable from Tandem Health Care, Inc. originally due in 2007, and after associated legal fees of US$0.5 million, recognized a loss of US$1.3 million.

Provision for Impairment of Assets

In March 2004 EHSI concluded the evaluation of two nursing facilities that operate adjacent to one another in Indiana, both of which require capital renovations. After the evaluation management decided, subject to State approval, to consolidate the two operations into one renovated facility that upon completion, will accommodate all residents within both facilities after decreasing the total available nursing beds by 46. The consolidation of the two operations is expected to be completed by March 2005. As a result of the decision to close the one facility, EHSI recorded a provision for impairment of long-lived assets of $2.1 million.

Other

During the first quarter of 2004, EHSI prepaid in full US$13.0 million of Industrial Development Revenue Bonds resulting in the write-off of $0.5 million of deferred financing costs. This was partially offset by a $0.2 million gain on the sale of miscellaneous assets.

Extendicare Inc. June 2004

Acquisitions

In February 2004 EHSI acquired for cash of $1.9 million a skilled nursing facility in Washington that it had been operating previously under lease arrangements. On June 1, 2004, EHSI acquired four nursing facilities (321 beds) in Indiana for $6.9 million in cash.

Construction

In March 2004 ECI opened the final of its 11 new Ontario nursing homes based on the awards by the Government of Ontario initiated in 1998.

Phase I of EHSI’s construction program consists of seven projects to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and add one new assisted living facility (40 units). The cost of these projects is estimated at US$15.7 million, of which US$4.3 million was spent during 2003 and US$6.0 million in the first half of 2004. Four of the projects have been completed at a cost of US$10.0 million and the remaining three are due to open in early 2005. Two of the projects were completed in the first quarter of 2004, a 16-unit assisted living addition that opened in February 2004 and a 20-bed nursing addition that opened in March. In May 2004, EHSI completed and opened a 40-unit free standing assisted living facility and a 30-unit assisted living addition.

Equity Accounted Investments

The Company equity accounts for its investments in Crown Life Insurance Company and Salumatics Inc. (formerly THiiNC Information Management Inc.).

Crown Life Insurance Company

Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At June 30, 2004, the Company’s carrying value of its investment in Crown Life was $127.5 million (December 31, 2003 – $139.3 million), which equated to Extendicare’s share of Crown Life’s book value.

Dividends from Crown Life are at the discretion of its board of directors. In June 2004 the Company received a cash dividend of $15.6 million ($14.00 per common share) from Crown Life. There were no dividends received in 2003.

In 1999, substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003 Great-West Lifeco Inc. acquired Canada Life, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction. The negotiations are anticipated to begin within the next 12 months.

Salumatics Inc.

In the fourth quarter of 2003, the Company made a $2.5 million investment in Salumatics Inc., a provider of electronic health information and record management services. The Company’s equity share of losses of Salumatics for the first six months of 2004 was $0.8 million, bringing the carrying value of its investment down to $1.7 million at the end of June 2004.

Medicare and Medicaid Settlement Receivables

EHSI is pursuing settlement of a number of outstanding Medicare and Medicaid receivable balances. For Medicare revenue earned prior to the implementation of the Medicare Prospective Payment System, or PPS, and Medicaid programs with a retrospective reimbursement system, differences between revenue that is ultimately expected to be realized and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that is ultimately expected to be realized. For Medicare pre-PPS claims, normally such issues are resolved during the audit process; however, general provisions for disagreements that require settlement through a formal appeal process are recorded.

Due to the length of the settlement process, some of these receivables are not expected to be collected within one year and, as a result, are classified as long-term other assets. At June 30, 2004, the Company had gross Medicare and Medicaid settlement receivables of $52.8 million (US$39.6 million), (December 31, 2003 – $66.4 million or US$51.2 million), with a related general contractual allowance of $17.1 million (US$12.8 million), (December 31, 2003 – $18.2 million or US$14.0 million). The net receivable of $35.7 million (US$26.8 million), (December 31, 2003 – $48.2 million or US$37.2 million), represents the Company’s estimate of the amount collectible on Medicare and Medicaid prior period cost reports, $20.5 million of which has been classified as long-term in nature (December 31, 2003 – $33.6 million).

Extendicare Inc. June 2004

For a specific staffing cost matter, a settlement for the first of seven specific claim years was reached prior to the January 2003 Provider Reimbursement Review Board, or PRRB, hearing, and during 2003 EHSI continued to negotiate the remaining years in dispute. In January 2004 EHSI negotiated and subsequently received a cash settlement of US$5.6 million. This settlement did not result in any significant adjustment to the recorded receivable balance.

For another specific Medicare receivable issue involving the allocation of overhead costs, the first of three specific claim years was presented to the PRRB at a hearing in January 2003. The hearing procedures were discontinued after the parties negotiated a methodology for resolution of the claim. The negotiated settlement for this and other issues relating to the 1996 cost report year did not result in an adjustment to the recorded receivable balance, and EHSI subsequently collected US$3.0 million from the fiscal intermediary. For the remaining two specific claim years, in April 2004 EHSI reached a negotiated settlement that will result in the payment to EHSI of approximately US$7.7 million, of which US$6.6 million was received in May 2004, and the balance will be received upon resolution of other matters concerning the cost report years that were appealed. Upon final resolution of these matters, EHSI will determine and record the financial impact of the settlement, if any.

EHSI has hearings scheduled in August and September 2004 for other Medicare settlement receivable issues in dispute with the fiscal intermediary. The hearing in August involves various issues amounting to US$9.8 million for facilities purchased in the 1997 Arbor Health Care Company transaction. The hearing in September 2004 involves a director of nursing staff cost issue in the amount of US$3.8 million.

EHSI continues to work on the balance of other Medicare claims with the fiscal intermediary and on an ongoing basis with each of the states in respect of Medicaid settlement receivables.

Regulatory Risks

All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and/or provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program.

Government agencies have steadily increased their enforcement activity over the past several years. As a result, the Company is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.

U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI is aware of investigations by these units involving one facility each in Kentucky and Wisconsin. The investigations have not been sufficiently developed to enable EHSI to predict an outcome.

In addition in June 2004, in response to facility citations for survey deficiencies in a nursing facility in Chippewa Falls, Wisconsin, EHSI reached a tentative agreement with the State of Wisconsin to transfer the operations to a new licensee. In July 2004, EHSI entered into an agreement to transfer the operations, effective August 1, 2004, to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine) for a term of three years. Under the terms of the agreement, Lakeside Health will be responsible for all operating costs, including rent to EHSI, and Benedictine will manage the nursing facility for a fee. EHSI will receive annual rental income of US$0.5 million; however, EHSI will be responsible to fund Lakeside Health for any and all net operating losses of the nursing facility, as defined in the agreement, and to provide working capital advances of approximately US$2.0 million. Based upon the terms of the agreement and future changes imposed by the State of Wisconsin on the plan of correction and licensed bed capacity of the facility, EHSI may be required to take a charge for asset impairment. The Chippewa Falls facility generated a loss before interest, tax, deprecation and amortization for the six months ended June 30, 2004, of US$0.5 million, and contributed earnings of US$0.5 million for the year ended December 31, 2003.

Extendicare Inc. June 2004

Other

EHSI has a preferred provider agreement with Omnicare, Inc. to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.

Summary of Quarterly Results

The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless	Second Quarter		First Quarter		Fourth Quarter		Third Quarter
otherwise noted)	2004	2003	2004	2003	2003	2002	2003	2002
Revenue	445,639	420,714	429,572	439,303	431,543	452,086	433,054	443,954
EBITDA (1)	59,054	46,075	50,980	39,501	50,603	35,927	50,651	42,980

Earnings from health care before undernoted	21,688	9,658	15,165	4,310	14,348	997	12,569	6,027
Valuation adjustment on interest rate caps, net of tax	(3,661)	—	—	—	—	—	—	—
Gain (loss) from asset disposals, impairment, and other items, net of tax	(269)	(176)	10,722	1,081	—	(68)	—	—

Earnings from health care	17,758	9,482	25,887	5,391	14,348	929	12,569	6,027
Share of equity accounted earnings	584	2,643	2,452	12,485	2,559	2,068	1,197	1,893

Net earnings	18,342	12,125	28,339	17,876	16,907	2,997	13,766	7,920

Earnings (loss) per diluted share ($)
Health care operations before undernoted	0.31	0.14	0.21	0.06	0.21	0.02	0.17	0.08
Valuation adjustment on interest rate caps	(0.05)	—	—	—	—	—	—	—
Gain (loss) from asset disposals, impairment, and other items	(0.01)	—	0.16	0.01	—	—	—	—
Share of equity accounted earnings	0.01	0.04	0.03	0.18	0.03	0.02	0.02	0.03

Earnings per diluted share	0.26	0.18	0.40	0.25	0.24	0.04	0.19	0.11

(1)	Earnings before interest, income taxes, depreciation and amortization (EBITDA) is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items ‘valuation adjustment on interest rate caps’ and ‘loss (gain) from asset disposal, impairment and other items’. These line items are reported separately on the Company’s income statement because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal of assets, provisions for ceased operations and the write-off of unamortized financing costs on early retirement of debt. EBITDA does not have a standardized meaning under Canadian GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Extendicare Inc. June 2004

The following is a reconciliation of earnings before income taxes and EBITDA for each of the eight most recently completed quarters.

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter
(thousands of dollars)	2004	2003	2004	2003	2003	2002	2003	2002
Earnings before income taxes	27,013	15,502	34,063	8,568	22,192	2,480	20,067	10,083
Add (deduct):
Depreciation and amortization	14,687	15,451	14,135	16,405	15,985	17,596	15,816	17,021
Interest, net	9,677	14,946	12,850	15,609	12,426	15,741	14,768	15,876
Valuation adjustment on interest rate caps	5,865	—	—	—	—	—	—	—
Loss (gain) from asset disposals, impairment, and other items	1,812	176	(10,068)	(1,081)	—	110	—	—

EBITDA	59,054	46,075	50,980	39,501	50,603	35,927	50,651	42,980

2004 Second Quarter Results

Net earnings

Extendicare’s net earnings increased to $18.3 million ($0.26 per diluted share) in the 2004 second quarter from $12.1 million ($0.18 per diluted share) in the 2003 second quarter. Earnings from health care operations rose to $17.8 million from $9.5 million. Results for the 2004 quarter included a $5.9 million loss on the valuation of interest rate caps ($0.05 loss per diluted share) and a loss from asset disposals, impairment and other items of $1.8 million ($0.01 loss per diluted share) compared to a loss of $0.2 million in the prior year period. The after-tax impact of these items was a loss of $3.9 million in the second quarter of 2004 and a loss of $0.2 million in the same 2003 quarter. Earnings from health care operations prior to these items rose to $21.7 million ($0.31 per diluted share) compared to $9.7 million ($0.14 per diluted share) in the 2003 second quarter.

For the first quarter of 2004, earnings from health care operations of $25.9 million included a pre-tax gain from asset disposal, impairment and other items of $10.1 million, which after applying tax credits totalled $10.7 million or $0.16 per diluted share. Earnings from health care operations prior to this item were $15.2 million, or $0.21 per diluted share in the first quarter of 2004.

			Change		Change
	Q2	Q2	2004 over	Q1	Q2 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2004	Q1/2004
Earnings from health care
United States	10.6	6.4	4.2	13.2	(2.6)
Canada	7.1	3.1	4.0	12.7	(5.6)

	17.7	9.5	8.2	25.9	(8.2)
Share of equity accounted earnings	0.6	2.6	(2.0)	2.4	(1.8)

Net earnings	18.3	12.1	6.2	28.3	(10.0)

US/Canadian dollar exchange (average rate for the period)	1.3588	1.3990		1.3180

The stronger Canadian dollar had a $0.5 million negative impact on the 2004 second quarter net earnings in comparison to the exchange rate used in the second quarter of 2003. In comparison to the first quarter of 2004, earnings for the second quarter were positively affected by $0.3 million due to the change in the foreign exchange rate.

Extendicare Inc. June 2004

Revenue

Revenue increased by $37.7 million, or 9.0% over the prior year period, before the impact of the change in the foreign exchange rate of $9.5 million and the impact of ceased operations of $3.3 million.

			Change		Change
	Q2	Q2	2004 over	Q1	Q2 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2004	Q1/2004
Revenue
United States (prior to impact of change in foreign exchange rates)	328.9	300.9	9.3%
Impact of change in foreign exchange rates	(9.5)	—	—

United States as reported	319.4	300.9	6.1%	308.0	3.7%
Canada	126.2	119.8	5.3%	121.6	3.8%

	445.6	420.7	5.9%	429.6	3.7%

US/Canadian dollar exchange (average rate for the period)	1.3588	1.3990		1.3180

Revenue from U.S. operations grew by $28.0 million over the 2003 second quarter, prior to the impact of the stronger Canadian dollar. This was due to several factors as summarized in the following table.

($ millions)
17.0	—	increase in average nursing home rates (Medicare $8.2 million, Medicaid $7.5 million, and private/other $1.3 million);
3.3	—	increase in nursing home resident census (Medicare $3.9 million, Medicaid $(0.1) million and private/other $(0.5) million);
3.6	—	contribution from nursing homes acquired;
2.4	—	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
0.7	—	improvement in assisted living operations due to higher rates and resident census; and a
1.0	—	increase in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

					Change			Change
	Q2		Q2		2004 over	Q1		Q2 over
U.S. Nursing Home Operating Statistics	2004		2003		2003	2004		Q1/2004
Average daily census (same-facility basis)
Medicare		2,104		1,999	5.3%		2,206	(4.6)%
Private/other		2,184		2,205	(1.0)%		2,185	—
Medicaid		8,613		8,623	(0.1)%		8,489	1.5%

Total		12,901		12,827	0.6%		12,880	0.2%

Medicare as a percent of total census (same-facility basis)		16.3%		15.6%			17.1%
Medicaid as a percent of total census (same-facility basis)		66.8%		67.2%			65.9%

Average occupancy (same-facility basis)		91.4%		91.2%			91.2%

Average revenue rate by payor source (1)
Medicare Part A and B	US$	357.65	US$	322.14	11.0%	US$	346.82	3.1%
Private/other	US$	189.68	US$	184.66	2.7%	US$	192.77	(1.6)%
Medicaid	US$	136.31	US$	129.18	5.5%	US$	134.37	1.4%
Medicare Part A	US$	324.50	US$	293.83	10.4%	US$	317.99	2.0%

(1)excludes prior period settlement adjustments

U.S. Medicare patient census increased to 16.3% of total nursing home census from 15.6% in the 2003 second quarter, but declined from 17.1% in the first quarter of 2004. The improvement in Medicare patient census as part of management’s focus on that sector resulted in higher revenue in the second quarter of 2004 of $3.9 million from Medicare payor sources in comparison to the same 2003 quarter. Despite the decline in Medicare patients from the first quarter of 2004, total nursing home average daily census on a same-facility basis improved to 12,901 and average nursing home occupancy rose to 91.4%.

Extendicare Inc. June 2004

Average U.S. Medicare rates increased 11.0% to US$357.65 in the second quarter of 2004, in comparison to the same 2003 period. This was due to the 6.26% increase implemented by CMS on October 1, 2003, with the remaining improvement due to an increase in the acuity and level of rehabilitative patients admitted. The change in acuity and level of rehabilitative patients also accounted for the 3.1% improvement in average Medicare rates from the first quarter of 2004 to the second quarter.

Excluding the impact of any prior period Medicaid revenue settlements, the Company benefited from a 5.5% average rise in Medicaid revenue per day in comparison to the 2003 second quarter. For a number of states, the increase in funding was primarily attributable to higher acuity care levels and funding for increased state assessment fees and taxes. The increase in provider taxes in the second quarter of 2004, in comparison to the same period last year, was $2.6 million (US$1.8 million).

In comparison to the 2003 second quarter, revenue from Canadian operations increased $9.7 million prior to the $3.3 million impact of ceased operations. Revenue during the 2004 second quarter improved, with the new Ontario homes contributing $4.6 million and as a result of the $1.8 million reversal of the property tax funding provision recorded in the first quarter of 2004. Nursing home funding increases to support greater care and staffing needs (flow-through funding), as well as rate increases, contributed to the remaining overall increase in nursing home revenue.

Average occupancy of the Canadian operations on a same-facility basis was 97.3% in the second quarter of 2004 compared to 98.2% in the same prior year period, and 96.8% in the first quarter of 2004. The final 10,000 of the 20,000 new Ontario long-term care beds are coming on stream in 2004, and as a result, this influx of new beds is causing occupancy pressure in certain markets. Currently the Ontario government provides 100% of accommodation funding to long-term care facilities that maintain an average occupancy level for the year of 97% or greater (the “occupancy threshold”). Funding to a long-term care facility is reduced if its average occupancy level for the year is below 97.0%. During the second quarter of 2004, four of Extendicare’s Ontario facilities were below the occupancy threshold, in comparison to six during the first quarter of 2004. As a result, $0.3 million of accommodation funding was deferred in the second quarter in the event that average occupancy levels for these facilities do not achieve the 97.0% average for the year. The Company is addressing this with an increased emphasis on marketing and is also carefully managing costs.

Canadian home health care operations experienced a $1.0 million decline in revenue from the second quarter of 2004. Home health care hours of service from continuing operations were 1,162,000 compared to 1,249,000 in the second quarter of 2003. The reduction in service hours resulted from constraints imposed by the Ontario Community Care Access Centres. However, a rise in service rates partially offset the impact of the lower volumes.

In comparison to the first quarter of 2004, Extendicare’s revenue increased $16.1 million. Revenue from U.S. operations increased $11.4 million, of which $9.6 million was due to the change in the foreign exchange rate. The remaining $1.8 million improvement in U.S. operations was due to acquisitions, higher average rates and an increase in occupancy, partially offset by a decline in Medicare patient census. Revenue from Canadian operations rose $4.7 million in the second quarter of 2004, of which $3.6 million of the positive comparison was due to the $1.8 million reversal of the provision for property tax funding recorded in the first quarter of 2004. The remaining $1.1 million increase in Canadian revenue was primarily due to an improvement in home health care rates and service hours provided. ParaMed’s hours of service provided increased to 1,162,000 in the second quarter of 2004 from 1,152,000 in the first quarter of 2004.

EBITDA

The following presents EBITDA by country.

			Change		Change
	Q2	Q2	2004 over	Q1	Q2 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2004	Q1/2004
EBITDA
United States	45.2	34.5	31.0%	43.7	3.4%
Canada	13.8	11.6	19.0%	7.3	89.0%

	59.0	46.1	28.0%	51.0	15.7%

EBITDA as a percent of revenue
United States	14.1	11.5		14.2
Canada	11.0	9.7		6.0
Total	13.3	11.0		11.9

Extendicare Inc. June 2004

EBITDA rose $12.9 million, or 28.0%, to $59.0 million in the 2004 second quarter, and as a percent of revenue, increased to 13.3% from 11.0% in the 2003 second quarter.

In comparison to the 2003 second quarter, U.S. EBITDA rose $12.2 million in the 2004 second quarter, prior to the $1.5 million negative impact of the stronger Canadian dollar. As a percent of revenue, EBITDA improved to 14.1%. Revenue improvements of $28.0 million discussed above were partially offset by a $15.8 million rise in operating, administrative and lease costs, prior to the negative impact of the foreign exchange rate. Higher operating and administrative costs primarily related to the rise in number and acuity of residents served, in addition to inflationary increases. Items of note were: a $7.3 million, or 3.8%, rise in labour related costs, which included an average wage rate increase of 2.5% in nursing home operations; $2.6 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $1.7 million rise in drug costs due to higher resident census and prices; higher costs of $2.9 million associated with newly acquired homes; and other cost increases of $1.3 million.

EBITDA from Canadian operations improved $2.2 million to $13.8 million from the 2003 second quarter. After adjusting for non-recurring earnings of $0.4 million associated with ceased operations, EBITDA from remaining operations rose $2.6 million. The $9.7 million improvement in revenue was offset by a $7.1 million rise in operating, administrative and lease costs. Items of note were: a rise in operating costs of approximately $3.7 million associated with the new Ontario facilities; a $2.7 million, or 3.2%, increase in labour related costs from remaining operations, which were primarily due to nursing home staffing and wage rate changes in response to flow-through funding and other wage rate increases; and other cost increases of $0.7 million.

In comparison to the first quarter of 2004, EBITDA rose $8.0 million to $59.0 million in the 2004 second quarter. EBITDA as a percent of revenue increased to 13.3% from 11.9% in the 2004 first quarter. EBITDA from U.S. operations improved to $45.2 million from $43.7 million in the 2004 first quarter primarily due to the change in the foreign exchange rate.

In comparison to the first quarter of 2004, Canadian EBITDA improved $6.5 million to $13.8 million from $7.3 million. The reversal of the provision for property tax funding caused a $3.6 million positive variance in comparing periods. Lower utility costs due to seasonality improved earnings by $1.5 million. The remaining $1.4 million improvement was due to improvements in home health care operations and the contribution from new Ontario homes.

Depreciation and amortization

Depreciation and amortization was lower by $0.8 million, primarily due to asset disposals, partially offset by higher depreciation associated with the new facilities.

Net interest costs

Net interest costs declined to $9.7 million from $14.9 million in the prior year period primarily due to lower average interest rates associated with the 2004 second quarter U.S. debt issue at lower rates together with lower debt levels. In addition, the Company recorded interest income of $2.3 million on the settlement of the Greystone transaction in June 2004.

Extendicare Inc. June 2004

2004 Six Months ended June 30, 2004

Net earnings

Extendicare’s net earnings for the six months ended June 30, 2004 rose $16.7 million to $46.7 million ($0.66 per diluted share) from net earnings of $30.0 million ($0.43 per diluted share) in the same 2003 period. Results included a $5.9 million loss on the valuation of interest rate caps ($0.05 loss per diluted share) and a gain from asset disposals, impairment and other items of $8.3 million ($0.15 per diluted share) in the first half of the year compared to a gain of $0.9 million ($0.01 per diluted share) in the prior year period. The after-tax impact of these items was a gain of $6.8 million in 2004 and a gain of $0.9 million in the first half of 2003. Earnings from health care operations prior to these items rose to $36.8 million ($0.52 per diluted share) compared to $14.0 million ($0.20 per diluted share) in the prior year period.

	YTD	YTD	Change
	June	June	2004 over
(millions of dollars unless otherwise noted)	2004	2003	2003
Earnings from health care
United States	23.8	9.1	14.7
Canada	19.8	5.8	14.0

	43.6	14.9	28.7
Share of equity accounted earnings	3.0	15.1

Net earnings	46.7 (1)	30.0

US/Canadian dollar exchange (average rate for the period)	1.3384	1.4543

(1) does not add due to rounding

The stronger Canadian dollar had a $2.1 million negative impact on net earnings for the first half of 2004 in comparison to the exchange rate used in the same 2003 period.

Revenue

Revenue increased by $78.4 million, or 9.3% over the prior year period, before the impact of the change in the foreign exchange rate of $54.3 million and the impact of ceased operations of $8.9 million.

	YTD	YTD	Change
	June	June	2004 over
(millions of dollars unless otherwise noted)	2004	2003	2003
Revenue
United States (prior to impact of change in foreign exchange rates)	681.7	622.4	9.5%
Impact of change in foreign exchange rates	(54.3)	—	—

United States as reported	627.4	622.4	0.8%
Canada	247.8	237.6	4.3%

	875.2	860.0	1.8%

US/Canadian dollar exchange (average rate for the period)	1.3384	1.4543

Revenue from U.S. operations contributed $59.3 million to the improvement over the first half of 2003, prior to the impact of the stronger Canadian dollar. This was due to several factors as summarized in the table below.

($ millions)
35.5	–	increase in average nursing home rates (Medicare $16.3 million, Medicaid $15.0 million, and private/other $4.2 million);
8.4	–	increase in nursing home resident census (Medicare $13.2 million, Medicaid $(3.3) million and private/other $(1.5) million);
6.1	–	contribution from nursing homes acquired;
4.1	–	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
3.0	–	increase in nursing home revenue due to the additional day in the period;
1.4	–	improvement in assisted living operations due to higher rates and resident census;
(1.7)	–	unfavourable change in Medicare and Medicaid settlements; and a
2.5	–	favourable variance in other revenue.

Extendicare Inc. June 2004

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

	YTD		YTD		Change
	June		June		2004 over
U.S. Nursing Home Operating Statistics	2004		2003		2003
Average daily census (same-facility basis)
Medicare		2,155		1,983	8.7%
Private/other		2,184		2,219	(1.6)%
Medicaid		8,551		8,649	(1.1)%

Total		12,890		12,851	0.3%

Medicare as a percent of total census (same-facility basis)		16.7%		15.4%
Medicaid as a percent of total census (same-facility basis)		66.3%		67.3%

Average occupancy (same-facility basis)		91.3%		91.3%

Average revenue rate by payor source (1)
Medicare Part A and B	US$	352.12	US$	320.16	10.0%
Private/other	US$	191.20	US$	182.91	4.5%
Medicaid	US$	135.35	US$	128.67	5.2%
Medicare Part A	US$	321.17	US$	292.33	9.9%

(1) excludes prior period settlement adjustments

U.S. Medicare patient census increased to 16.7% of total nursing home census from 15.4% in the first half of 2003. This improvement was due to management’s focus on that sector, which resulted in increased revenue of $13.2 million from Medicare payor sources in comparison to the first half of 2003. Total nursing home average daily census on a same-facility basis was 12,890 compared to 12,851 in the first half of 2003. Average U.S. nursing home occupancy was stable between periods at 91.3%.

Average U.S. Medicare rates increased 10.0% to US$352.12 in the first half of 2004, in comparison to the same 2003 period. This was due to the 6.26% increase implemented by CMS on October 1, 2003, with the remaining improvement due to an increase in the acuity and level of rehabilitative patients admitted.

U.S. revenue is impacted by settlements for prior period adjustments. Favourable Medicaid costs settlements of $2.0 million (US$1.4 million) were realized in the first half of 2004 compared to $1.5 million (US$1.1 million) in the prior year period. In addition, in the first half of 2003 a recovery of $2.2 million (US$1.5 million) in Medicaid revenue resulted from the favourable outcome of an Ohio court decision.

Excluding the impact of the prior period Medicaid revenue settlements, the Company benefited from a 5.2% average rise in Medicaid revenue per day from the prior year period. For a number of states, the increase in funding was primarily attributable to higher acuity care levels and funding for increased state assessment fees and taxes. The increase in provider taxes in the first half of 2004, in comparison to the same period last year, was $5.0 million (US$3.4 million).

In comparison to the first half of 2003, revenue from Canadian operations increased $19.1 million, prior to the $8.9 million impact of ceased operations. The new Ontario homes added $10.4 million, while nursing home funding increases to support greater care and staffing needs (flow-through funding), as well as rate increases contributed to the remaining improvements in nursing home revenue.

Average occupancy of the Canadian operations on a same-facility basis was 97.0% in the first half of 2004 compared to 97.9% in the same prior year period. During the first half of 2004, four of Extendicare’s Ontario facilities were below the 97.0% occupancy threshold required to sustain 100% accommodation funding, and therefore, $0.6 million of accommodation funding for the first half of 2004 has been deferred in the event that occupancy levels for these facilities do not achieve the 97.0% average for the year.

Canadian home health care operations experienced a $0.7 million decline in revenue after adjusting for the exit from the British Columbia home health care market in March of 2003. Home health care hours of service from continuing operations were 2,314,000 compared to 2,426,000 in the first half of 2003. The reduction in service hours resulted from constraints imposed by the Ontario Community Care Access Centres. However, a rise in service rates partially offset the impact of the lower volumes.

Extendicare Inc. June 2004

EBITDA

The following is a reconciliation of earnings before income taxes and EBITDA for the six months ended June.

	YTD	YTD
	June	June
(millions of dollars)	2004	2003
Earnings before income taxes	61.1	24.1
Add (deduct):
Depreciation and amortization	28.8	31.9
Interest, net	22.5	30.5
Valuation adjustment on interest rate caps	5.9	—
Loss (gain) from asset disposals, impairment and other items	(8.3)	(0.9)

EBITDA	110.0	85.6

The following presents EBITDA by country.

	YTD	YTD	Change
	June	June	2004 over
(millions of dollars unless otherwise noted)	2004	2003	2003
EBITDA
United States	88.9	65.6	35.5%
Canada	21.1	20.0	5.5%

	110.0	85.6	28.5%

EBITDA as a percent of revenue
United States	14.2	10.5
Canada	8.5	8.4
Total	12.6	10.0

EBITDA rose $24.4 million, or 28.5% to $110.0 million in the first half of 2004, and as a percent of revenue, increased to 12.6% from 10.0% in the same prior year period.

In comparison to the first half of 2003, U.S. EBITDA rose $31.0 million, prior to the $7.7 million negative impact of the stronger Canadian dollar, and as a percent of revenue, EBITDA improved to 14.2%. Revenue improvements of $59.3 million discussed above were partially offset by a $28.3 million rise in operating, administrative and lease costs, prior to the negative impact of the foreign exchange rate. Higher operating and administrative costs were primarily related to the rise in number and acuity of residents served, in addition to inflationary increases. Items of note were: an $11.2 million, or 2.8%, rise in labour related costs, which included an average wage rate increase of 2.0% in nursing home operations; $5.0 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $3.8 million rise in drug costs due to higher resident census and prices; higher costs of $4.7 million related to the acquisition of new homes; a $1.3 million increase in bad debt expense; and other cost increases of $2.3 million.

EBITDA from Canadian operations improved $1.1 million to $21.1 million from $20.0 million in the prior year period. After adjusting for non-recurring earnings of $0.5 million associated with ceased operations, EBITDA from remaining operations rose $1.6 million. The $19.1 million improvement in revenue was offset by a $17.5 million rise in operating, administrative and lease costs. Items of note were: approximately $8.6 million of additional operating costs associated with the new Ontario facilities; a $6.9 million, or 4.1%, rise in labour related costs, which were primarily due to nursing home staffing and wage rate changes in response to flow-through funding and other wage rate increases; and other cost increases of $2.0 million.

Depreciation and amortization

Depreciation and amortization was lower by $3.0 million, of which approximately $2.1 million was due to the change in the foreign exchange rate. The remaining decline was due to asset disposals, partially offset by higher depreciation associated with new facilities.

Net interest costs

Net interest costs declined by $8.0 million. During the first half of 2004, the Company recorded interest income of $3.5 million related to the June settlement of the Greystone transaction. The remaining $4.5 million improvement was primarily due to lower debt levels together with lower average interest rates.

Extendicare Inc. June 2004

Liquidity and Capital Resources

Sources and Uses of Cash

At June 30, 2004, the Company had cash and cash equivalents of $75.9 million, compared with $74.8 million at December 31, 2003.

Cash flow generated from operations before working capital changes improved to $70.9 million in the first half of 2004 from $34.5 million in the same prior year period. This increase was due to lower payments of $14.3 million for settlement of resident care liability claims, the receipt of a cash dividend of $15.6 million from Crown Life in 2004, and the remainder due to higher earnings.

Cash flow from the net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a source of cash of $16.5 million, compared to a use of cash of $6.6 million in the prior year period. The change period over period was due to an increase in accounts payable and current taxes payable, and a decline in accounts receivable.

Cash provided by investing activities totalled $17.3 million in the first half of 2004. During the first half of the year, the Company received net cash proceeds of $32.1 million, $18.5 million of which related to the disposal of two Ontario facilities, and $13.6 million related to the final settlement of the Greystone transaction. Proceeds from other assets of $27.6 million related to the cash proceeds from notes receivable from Tandem during the first half of 2004. Acquisition costs of $8.8 million in 2004 related to the purchase of four Indiana facilities in June, and a Washington facility that was previously operated under lease arrangements in February. Property and equipment expenditures, excluding acquisitions and net of capital lease financing, totalled $33.7 million in the first half of 2004 compared to $27.9 million in the prior year period. The portion of these expenditures related to business growth – such as construction of facilities and bed additions – was approximately $13.7 million and $12.4 million, respectively. In the first half of 2004, the Company spent approximately $9.3 million on construction projects in the U.S. and approximately $4.4 million on the construction of new Ontario nursing homes. The remaining property and equipment expenditures represented periodic capital improvements and routine replacement of capital items, which totalled $20.0 million in the first half of 2004 compared to $15.5 million in the prior year period.

The Company used cash of $105.7 million in financing activities during the first half of 2004. Long-term debt declined by $93.7 million primarily due to the net impact of the U.S. debt issue and early retirement of long-term debt. In addition, financing costs of $16.3 million were incurred in association with the U.S. debt issue. Remaining changes were associated with the purchase of shares for cancellation and a decrease in investments held for self-insured liabilities. In the first half of 2003, cash provided by financing activities of $13.7 million reflected the decline in investments held for self-insured liabilities and net increase in long-term debt, in excess of amounts used to acquire shares for cancellation.

Capital Structure

	June 30	Dec. 31	Dec. 31
(millions of dollars unless otherwise noted)	2004	2003	2002
Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	296.4	294.6	299.1
Preferred shares	17.7	17.7	18.2

	314.1	312.3	317.3
Retained earnings (deficit)	77.2	32.0	(26.5)
Foreign currency translation adjustment account	24.2	12.1	67.2

Shareholders’ equity	415.5	356.4	358.0

Long-term debt, including current portion	677.7	757.5	852.9
Long-term debt to equity (ratio)	1.63:1	2.13:1	2.38:1
Multiple and Subordinate Voting shares (number at period end)	68,806,328	68,487,903	69,664,103
US/Canadian dollar exchange (rate at period end)	1.3338	1.2965	1.5776

Extendicare Inc. June 2004

		Number of	Closing
		Shares	Market
Share Information	Stock Symbol	Outstanding (1)	Value (1)
Subordinate Voting Shares	EXE.A	56,808,461	$14.50
Multiple Voting Shares	EXE	11,911,692	15.00
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	119,205	24.75
Adjustable Dividend, Series 3	EXE.PR.C	93,310	19.25
Adjustable Dividend, Series 4	EXE.PR.D	241,240	23.50
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	21.05

(1)At July 31, 2004, per the Toronto Stock Exchange.

The closing rates used to translate assets and liabilities of the U.S. operations were 1.3338 at June 30, 2004 and 1.2965 at December 31, 2003. As a result of the weaker Canadian dollar, the Company’s assets of its U.S. operations increased by $38.7 million at the end of June 2004 and were partially offset by an increase in liabilities of $26.6 million. The $12.1 million net change in these assets and liabilities resulted in an increase in the foreign currency translation adjustment account to $24.2 million.

Long-term Debt

Long-term debt, including the portion due within one year, declined $79.8 million to $677.7 million at June 30, 2004. The change in the foreign exchange rate on translation of U.S. dollars increased long-term debt by $13.9 million. In addition, debt increased due to the issuance of the 2014 Notes for proceeds of $163.1 million and the issuance of $7.4 million of notes payable in association with the refinancing of existing notes payable. Long-term debt was reduced during the first half of 2004 due to the redemption of the 2007 Notes of $229.4 million, the early retirement of $17.1 million (US$13.0 million) of Industrial Development Revenue Bonds, a $6.6 million mortgage associated with the two Ontario facilities sold, and the refinancing of $7.4 million of notes payable. The remaining decline in debt was due to $3.7 million of scheduled regular repayments.

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at June 30, 2004 was approximately 6.8%, compared to 7.8% at December 31, 2003. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 42.8% of the long-term debt was effectively at fixed rates at the end of June 2004.

During the second quarter of 2004, EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 2014, and retired its 9.35% US$200.0 million Senior Subordinated Notes due 2007. The net proceeds from the 2014 Notes were approximately US$117.4 million (net of a US$3.1 million discount and fees and expenses of US$4.5 million). In addition, EHSI terminated its existing interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million.

In April 2004 EHSI’s 9.5% Senior Notes due 2010 (the “2010 Senior Notes”) were upgraded by Moody’s Investors Service from “B2” to “B1”. The 2014 Notes issued in April were assigned a “B-” rating by Standard & Poor’s Ratings Service, and EHSI’s amended and restated credit facility was assigned a “BB-” rating.

2014 Notes

The 2014 Notes were issued pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. In July EHSI commenced its offer to exchange new 2014 Notes that have been registered under the Securities Act for the 2014 Notes issued in April, which is anticipated to be completed in August 2004. The terms of the new 2014 Notes are identical to those issued in April, and are fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severally, by all of EHSI’s existing and future U.S. domestic significant subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries of EHSI that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

Extendicare Inc. June 2004

Amendment and Restatement of Credit Facility

In connection with the April 2004 issuance of 2014 Notes, EHSI amended and restated its credit facility. The terms of which include the following changes, among other things:

•	a two year maturity extension, to June 28, 2009;

•	an additional US$50.0 million of senior secured financing on a revolving basis, resulting in total borrowing capacity of US$155.0 million;

•	an interest rate spread ranging from LIBOR plus 2.50% per annum to 3.25% per annum or the base rate plus 1.50% per annum to 2.25% per annum, subject, in each case, to adjustments based on EHSI’s senior leverage ratio;

•	a commitment fee of 0.50% per annum on the undrawn capacity regardless of utilization; and

•	changes to the collateral securing the facility to permit EHSI to substitute certain assets with other assets.

The credit facility is used to back letters of credit and for general corporate purposes. Borrowings under the credit facility bear interest, at EHSI’s option, at the Eurodollar rate or the prime rate, plus applicable margins. As of June 30, 2004 and December 31, 2003, the Company had no borrowings under the credit facility. The unused portion of the credit facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$33.7 million, was US$121.3 million as of June 30, 2004.

The credit facility is secured by a perfected, first priority security interest in certain tangible and intangible assets and all of EHSI’s capital stock and the capital stock of its subsidiary guarantors. The credit facility is also secured by a pledge of 65% of EHSI’s voting shares of the voting stock of its subsidiary guarantor’s foreign subsidiaries, if any. The credit facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. EHSI is permitted to make voluntary prepayments at any time under the credit facility.

The credit facility requires that EHSI complies with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is in compliance with all of the financial covenants as of June 30, 2004.

Interest Rate Swap and Cap Arrangements

In April 2004, coterminous with the issuance of the 2014 Notes, EHSI terminated its existing interest rate swap and cap agreements. To hedge its exposure to fluctuations in the market value, EHSI entered into two new interest rate swap and two new interest rate cap agreements relating to its 2010 Senior Notes and the 2014 Notes, for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. EHSI uses the interest rate cap arrangements to offset possible increases in interest payments under the respective swaps caused by increases in market interest rates over a certain level. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under generally accepted accounting principles, and therefore, changes in market value are recorded in earnings.

With respect to the 2010 Senior Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010, with a notional amount of US$150.0 million (the “2010 Swap”). The 2010 Swap effectively converted up to US$150.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of the 2010 Swap, the counterparty can call the swap at any time on or after July 1, 2006, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring July 1, 2010, with a notional amount of US$150.0 million (the “2010 Cap”). Under the terms of the 2010 Cap, EHSI paid an upfront fee of US$3.5 million to the counterparty, and the change in fair value of this fee is reported to the earnings statement. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%.

With respect to the 2014 Notes, EHSI also entered into an interest rate swap agreement expiring May 1, 2014, with a notional amount of US$125.0 million (the “2014 Swap”). This agreement effectively converted up to US$125.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of the 2014 Swap, the counterparty can call the swap at any time on or after May 1, 2009, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring May 1, 2014, with a notional amount of US$125.0 million (the “2014 Cap”). Under the 2014 Cap, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%.

Extendicare Inc. June 2004

As of June 30, 2004, the fair value of the 2010 Cap was an asset of $3.2 million (US$2.4 million), and the fair value of the 2014 Cap is a liability of $4.5 million (US$3.4 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. As a result of a decline in the volatility of rates in the second quarter of 2004, the value of EHSI’s interest rate caps declined and resulted in a valuation adjustment expense of $5.9 million (US$4.3 million).

Normal Course Issuer Bid

The Company has been acquiring its common shares for cancellation since 1998 under the terms of its normal course issuer bids. Since 1998, the Company has acquired 7,901,100 Multiple Voting and Subordinate Voting shares at a cost of $36.0 million, or an average cost of $4.56 per share. During the first half of 2004 the Company acquired 129,000 Subordinate Voting and Multiple Voting shares at a cost of $1.7 million, or an average cost of $12.99 per share. Subsequent to the end of June, the Company acquired a further 94,800 Subordinate Voting Shares at a cost of $1.3 million, or an average cost of $14.14 per share.

Long-term Incentive Plan

In May 2004 the Board of Directors of the Company approved an amendment to the Company’s Subordinate Voting Shares stock option plan, and has received approval for the amendments from the Toronto Stock Exchange (TSX). The amendments add the ability to grant tandem share appreciation rights (SARs) with option grants. Tandem SARs give the grantee the option to surrender to the Company, unexercised, the right to subscribe for the Subordinate Voting Shares pursuant to his grant under the related stock option, and to receive from the Company an amount equal to the excess of the fair market value of the Subordinate Voting Shares on the effective date of exercise, over the aggregate option price of such shares in respect of which the option is surrendered. Awards pursuant to the Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Plan”) shall be exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board at the time of granting. The Company has not increased the number of Subordinate Voting Shares reserved for issuance under its Plan, and to the extent that awards pursuant to the Plan result in the exercise of tandem SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Plan for future grants. Awards that include tandem SARs are accounted for on a fair value basis so that the change in fair value of the underlying Subordinate Voting Shares is recognized in earnings.

On May 6, 2004, the Board granted 96,000 tandem SARs pursuant to the Plan at an exercise price of $14.82 per share, being the closing price of the Subordinate Voting Shares on the TSX on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on May 6, 2014.

During the first half of 2004, 447,425 Subordinate Voting Shares were issued on the exercise of stock options. As at June 30, 2004, 3,935,550 Subordinate Voting Shares have been reserved under the Plan of which a total of 1,925,575 Subordinate Voting Shares had been granted. Of the options granted 1,016,200 were exercisable.

Subsequent to June 30, a further 8,625 Subordinate Voting Shares were issued on the exercise of stock options, and 344,000 options for Subordinate Voting Shares at an exercise price of $14.50 per share were granted pursuant to the Plan. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on August 3, 2014.

Future Liquidity and Capital Resources

Management believes that cash from operations together with available bank credit facilities will be sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At June 30, 2004, EHSI had cash and cash equivalents of US$29.5 million and US$121.3 million available under its revolver loan, and Extendicare’s Canadian operations had cash and available bank lines totalling $37.3 million.

Capital Expenditures

During 2004 capital expenditures, excluding acquisitions, of approximately $90.0 million are planned, including an estimated $35.0 million for growth construction projects. ECI is committed to spending $6.0 million to complete the new Ontario homes in 2004. The remaining $29.0 million (US$23.0 million) is planned for U.S. construction projects.

As of June 30, 2004, EHSI had capital expenditure commitments outstanding of approximately US$24.1 million. Phase I of EHSI’s construction program consists of seven projects to add 165 beds during 2004 and 2005. Four of the projects were completed in the first half of 2004, representing a 20-bed addition to a nursing facility, a 16-unit and 30-unit addition to assisted living centres, and a 40-unit free-standing assisted living facility. The cost of the projects is expected to be US$15.7 million, of which US$4.3 million was spent in 2003 and US$6.0 million in the first half of 2004. Furthermore,

Extendicare Inc. June 2004

Phase II of the development plans is a proposal for eight new projects that will add 325 units in 2005 and 2006 for a cost of approximately US$36.3 million, of which US$0.9 million was spent in the first half of 2004.

Accrual for Self-insured Liabilities

At the end of June 2004, the Company’s accrual for self-insured general and professional liabilities was $97.1 million compared to $95.4 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $1.0 million in the first half of 2004, with the change in the foreign exchange rate accounting for the offsetting $2.7 million increase. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first half of 2004 and 2003 for potential general and professional liability claims were $7.5 million and $6.7 million, respectively. Payments for self-insured liabilities in the first half of 2004 and 2003 were $8.5 million and $22.9 million, respectively. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. As a result, accruals for general and professional liabilities declined significantly from the 2001 level, and in 2003 the Company experienced a tapering off of payments made for resident care liability claims, reflecting the wind-down of claims associated with discontinued operations. The Company completed an independent actuarial review as part of the 2003 year-end, which confirmed the adequacy of the balance sheet reserves for resident care liability claims. The Company estimates that $33.3 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore, estimates could change in the future. Management believes the Company has provided sufficient reserves as of June 30, 2004 for estimated costs of self-insured liabilities.

The Company invests funds to support the accrual for self-insured liabilities. These funds, reported as part of “Other Assets”, totalled $36.8 million at the end of June 2004, compared to $40.6 million at the end of December 2003. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

Related Party Transaction

Up until the end of June 2004, Extendicare paid rent to Crown Life for the rental of certain office premises, which for the first six months of 2004 was $0.7 million, compared to $0.6 million in the same 2003 period.

Off-balance Sheet Arrangements

The Company has two interest rate swap arrangements, as discussed under the section “Liquidity and Capital Resources – Capital Structure – Interest Rate Swap and Cap Arrangements”. As of June 30, 2004, the fair value of the interest rate swaps designated as fair value hedges is a liability of US$8.3 million and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

Controls and Procedures

Evaluation of disclosure controls and procedures

The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer and Vice President, Finance and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the 2004 quarter. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and Vice President, Finance and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the 2004 quarter, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared.

Changes in internal control

There was no change in the Company’s internal control over financial reporting that occurred during the 2004 quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Extendicare Inc. June 2004

Recent Accounting Changes

Hedging

Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13 (AG 13), “Hedging Relationships” along with subsequent amendments. AG 13 establishes guidance for the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. Hedge accounting is discontinued for any hedging relationships that do not meet the requirements of the guideline. Currently, the only hedging relationships the Company has are its interest rate swaps, which effectively converts fixed-rate debt to floating rates. At the beginning of the year, the Company had an interest rate cap for a notional US$150.0 million, which under the new criteria, only US$32.0 million qualified as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, did not qualify as an effective hedge, and as such, the Company on transition of the new rules, recognized an associated unrealized loss of $0.8 million (US$0.6 million), which amount was deferred in other assets to be recognized in earnings over the remaining term of the interest rate cap to December 2007. In the second quarter of 2004, the Company terminated this interest rate cap arrangement, and as a result wrote off the balance of the deferred unrealized loss of $0.8 million. Two new interest rate cap arrangements were entered into during the second quarter, which also do not qualify as effective hedges. At the end of June, the interest rate caps were fair valued, and a charge of $5.9 million was reported in income during the second quarter of 2004.

Forward-looking Statements

Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

Extendicare Inc. June 2004

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended		Six months ended
(thousands of dollars except per share amounts)	June 30		June 30
	2004	2003	2004	2003
Revenue
Nursing and assisted living centres
United States	306,602	288,432	602,397	597,730
Canada	92,072	84,570	180,366	166,308
Outpatient therapy – U.S.	4,082	4,337	7,594	8,330
Home health – Canada	32,512	33,509	63,953	67,778
Other	10,371	9,866	20,901	19,871

	445,639	420,714	875,211	860,017
Operating and administrative costs	382,384	370,215	756,844	765,273

Earnings before undernoted	63,255	50,499	118,367	94,744
Lease costs	4,201	4,424	8,333	9,168
Depreciation and amortization	14,687	15,451	28,822	31,856
Interest, net	9,677	14,946	22,527	30,555
Valuation adjustment on interest rate caps	5,865	—	5,865	—
Loss (gain) from asset disposals, impairment and other items	1,812	176	(8,256)	(905)

Earnings before income taxes	27,013	15,502	61,076	24,070

Income taxes
Current	17,190	3,393	32,255	5,581
Future (reduction)	(7,935)	2,627	(14,824)	3,616

	9,255	6,020	17,431	9,197

Earnings from health care	17,758	9,482	43,645	14,873
Share of equity accounted earnings	584	2,643	3,036	15,128

Net earnings	18,342	12,125	46,681	30,001

Earnings per share
Basic	0.26	0.18	0.67	0.43
Diluted	0.26	0.18	0.66	0.43

Extendicare Inc. June 2004

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
(thousands of dollars)	June 30		June 30
	2004	2003	2004	2003
Cash provided by (used in) operations
Net earnings	18,342	12,125	46,681	30,001
Adjustments for:
Depreciation and amortization	14,687	15,451	28,822	31,856
Provision for self-insured liabilities	3,840	3,288	7,512	6,675
Payments for self-insured liabilities	(3,302)	(9,683)	(8,538)	(22,866)
Future income taxes	(7,935)	2,627	(14,824)	3,616
Valuation adjustment on interest rate caps	5,865	—	5,865	—
Loss (gain) from asset disposals, impairment and other items	1,812	176	(8,256)	(905)
Dividends received from equity investments, net of undistributed share of earnings	15,008	(2,643)	12,556	(15,128)
Other	736	94	1,061	1,262

	49,053	21,435	70,879	34,511
Net change in operating working capital, excluding cash
Accounts receivable	7,949	(380)	10,071	5,512
Inventories, supplies and prepaid expenses	(167)	3,710	(5,601)	(3,950)
Accounts payable and accrued liabilities	10,994	7,657	(318)	(7,732)
Income taxes	4,289	(437)	12,394	(424)

	72,118	31,985	87,425	27,917

Cash provided by (used in) investment activities
Property and equipment	(17,223)	(14,093)	(33,660)	(27,870)
Acquisitions	(6,859)	—	(8,750)	—
Net proceeds from dispositions	13,577	2,047	32,103	2,047
Other assets	22,779	258	27,633	619

	12,274	(11,788)	17,326	(25,204)

Cash provided by (used in) financing activities
Issue of long-term debt	170,480	11,021	170,480	11,021
Repayment of long-term debt	(238,509)	(3,216)	(264,163)	(4,632)
Decrease (increase) in investments held for self-insured liabilities	(665)	1,129	5,047	10,366
Financing costs	(16,256)	(3)	(16,297)	(35)
Purchase of shares for cancellation	(568)	(1,031)	(1,752)	(2,782)
Other	47	90	1,023	(224)

	(85,471)	7,990	(105,662)	13,714

Foreign exchange gain (loss) on cash held in foreign currency	1,213	(4,528)	1,968	(7,355)

Increase in cash and cash equivalents	134	23,659	1,057	9,072
Cash and cash equivalents at beginning of period	75,769	38,037	74,846	52,624

Cash and cash equivalents at end of period	75,903	61,696	75,903	61,696

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings for each of the periods ended June 30, 2004 and 2003 was $29.3 million and $34.7 million, respectively. Cash taxes paid for each of the periods ended June 30, 2004 and 2003 were $19.9 million and $6.0 million, respectively.

Extendicare Inc. June 2004

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(thousands of dollars)	2004	2003
Assets
Current assets
Cash and short-term investments	75,903	74,846
Accounts receivable	157,542	150,048
Assets under divestiture agreement	—	43,722
Income taxes recoverable	—	9,654
Future income taxes	43,215	34,571
Inventories, supplies and prepaid expenses	19,272	13,928

	295,932	326,769
Property and equipment	839,302	821,682
Goodwill and other intangible assets	100,268	97,558
Other assets	174,019	205,629

	1,409,521	1,451,638
Equity accounted investments	129,186	141,779

	1,538,707	1,593,417

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	274,457	268,206
Income taxes payable	2,401	—
Accrual for self-insured liabilities	33,345	32,413
Current maturities of long-term debt	7,156	7,409
Deposits under divestiture agreement	—	38,895

	317,359	346,923
Accrual for self-insured liabilities	63,781	62,990
Long-term debt	670,547	750,094
Future income taxes	71,541	76,977

	1,123,228	1,236,984
Share capital and contributed surplus	314,098	312,328
Retained earnings	77,229	31,959
Foreign currency translation adjustment account	24,152	12,146

	1,538,707	1,593,417

Closing US/Cdn. dollar exchange rate	1.3338	1.2965

EXTENDICARE INC.
Consolidated Statements of Retained Earnings (Deficit)
(unaudited)

	Six months ended
(thousands of dollars)	June 30
	2004	2003
Retained Earnings (Deficit)
Balance at beginning of period	31,959	(26,545)
Earnings for the period	46,681	30,001
Purchase of shares below/(in excess of) book value	(1,078)	472
Preferred share dividends	(333)	(387)

Balance at end of period	77,229	3,541

Extendicare Inc. June 2004

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

1. Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2003 Annual Report.

Certain reclassifications have been made to the prior period results to conform to the 2004 presentation.

2. Change in Accounting Policies

Effective January 1, 2004, the Company adopted the following accounting pronouncements, none of which, other than the new rules for hedging relations as indicated below, had a material impact on the financial results: hedging relations; impairment of long-lived assets; asset retirement obligations; revenue recognition; and revenue arrangements with multiple deliverables.

Hedging

Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13 (AG 13), “Hedging Relationships” along with subsequent amendments. AG 13 establishes guidance for the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. Hedge accounting is discontinued for any hedging relationships that do not meet the requirements of the guideline. Currently, the only hedging relationships the Company has are its interest rate swaps, which effectively converts fixed-rate debt to floating rates. At the beginning of the year, the Company had an interest rate cap for a notional US$150.0 million, which under the new criteria, only US$32.0 million qualified as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, did not qualify as an effective hedge, and as such, the Company on transition of the new rules, recognized an associated unrealized loss of $0.8 million (US$0.6 million), which amount was deferred in other assets to be recognized in earnings over the remaining term of the interest rate cap to December 2007. In the second quarter of 2004, the Company terminated this interest rate cap arrangement, and as a result wrote off the balance of the deferred unrealized loss of $0.8 million. Two new interest rate cap arrangements were entered into during the second quarter, which also do not qualify as effective hedges. At the end of June, the interest rate caps were fair valued, and a charge of $5.9 million was reported in income during the second quarter of 2004.

Impairment of Long-lived Assets

Effective January 1, 2004, the Company adopted CICA Handbook Section 3063, which establishes new standards for the recognition, measurement, and disclosure of the impairment of long-lived assets. Changes to existing practice include, among others, the determination of an impairment of assets held for use under a two-step process and the measurement of an impairment loss as the amount by which the long-lived asset’s carrying amount exceeds its fair value. There has been no significant impact on the Company’s financial statements as a result of adopting this policy.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, which establishes new standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of a tangible long-lived asset that results from acquisition, construction, development or normal operations, and require the Company to record the fair value of a liability for an asset retirement obligation. There has been no impact on the Company’s financial statements as a result of adopting this policy.

Employee Future Benefits

In March 2004, the CICA amended Handbook Sections 1751, “Interim Financial Statements” and 3461, “Employee Future Benefits” to require additional interim and annual disclosures. Section 1751 was amended to require disclosure of total future benefit cost in interim financial statements for interim periods ending on or after June 30, 2004. The Company has adopted this accounting pronouncement and has reported the future benefit expense in note 14.

Extendicare Inc. June 2004

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

3. Acquisitions

In June 2004 EHSI acquired four nursing homes (321 beds) located in Indiana for cash of $6.9 million (US$5.0 million). In February 2004 EHSI acquired for cash of $1.9 million (US$1.4 million) a skilled nursing facility in Washington that it had operated previously under lease arrangements.

4. Loss (Gain) from Asset Disposals, Impairment and Other Items

	Three months ended		Six months ended
(thousands of dollars)	June 30		June 30
	2004	2003	2004	2003
Loss (gain) from dispositions
United States completion of divestiture	(6,616)	—	(6,616)	—
Canada sale of nursing and retirement homes	—	176	(12,657)	176
Issuance and retirement of debt
Tender and call premiums	7,805	—	7,805	—
Legal expenses incurred	390	—	390	—
Write-off of deferred financing costs	3,167	—	3,167	—
Bond discount and foreign exchange recognized	(771)	—	(771)	—
Termination of interest rate swap and cap	(3,661)	—	(3,661)	—
Loss on repayment of notes due from Tandem	1,720	—	1,720	—
Provision for impairment of nursing home facility	—	—	2,125	—
Canada sale of assets and other	(222)	—	242	(1,081)

	1,812	176	(8,256)	905

In the second quarter of 2004, EHSI concluded the sale with Greystone Tribeca Acquisition, L.L.C. (Greystone) of the divestiture agreement for 15 Florida nursing and assisted living facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. In June 2004 EHSI received US$10.0 million as final payment of the contingent consideration resulting in a pre-tax gain of $6.6 million (US$4.9 million).

In the second quarter of 2004, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), the Company booked the following amounts: the consolidated net premiums paid for the early redemption of the 2007 Notes of $7.8 million (US$5.8 million); legal fees of $0.4 million (US$0.3 million); the write-off of deferred financing charges of $3.2 million (US$2.4 million); and a gain from unamortized bond discount and foreign exchange of $0.8 million. In addition, pursuant to the termination of the existing interest rate swap and cap arrangements, a consolidated net gain of $3.7 million (US$2.7 million) was recorded.

Also, in the second quarter EHSI accepted a cash pre-payment of US$16.2 million for US$17.0 million of notes receivable due 2007 from Tandem Health Care, Inc. from a previous divestiture. After payment of associated selling expenses of US$0.5 million, EHSI recorded a pre-tax loss of $1.7 million (US$1.3 million). In Canada, ECI sold non-core assets for a pre-tax gain of $0.2 million.

In February 2004, the Company reported a gain on sale of two Ontario homes (275 beds) for gross proceeds of $19.6 million resulting in a pre-tax gain of $12.7 million. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes. In addition, during the first quarter of 2004, EHSI prepaid in full US$13.0 million of Industrial Development Revenue Bonds that resulted in the write-off of $0.5 million of deferred financing costs, and based on a formal decision to close an 86-bed nursing facility in Indiana, EHSI recorded a loss on impairment of assets of $2.1 million.

Extendicare Inc. June 2004

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

5. Property and Equipment

As of June 30, 2004, EHSI had capital expenditure commitments outstanding of approximately US$24.1 million. EHSI is in the process of completing seven new developments (Phase I) to add 165 beds during 2004 and 2005. Four of the projects were completed in the first half of 2004, representing a 20-bed addition to a nursing facility, 16-unit and 30-unit additions to two assisted living centres and a new 40-unit assisted living centre. The total cost of this new development is expected to be US$15.7 million, of which US$4.3 million was spent in 2003 and US$6.0 million in the first half of 2004. Furthermore, Phase II of the development plans is a proposal for eight new developments that will add 325 units in 2005 and 2006 for a cost of approximately US$36.3 million, of which US$0.9 million was spent in the first half of 2004.

6. Goodwill and Other Intangible Assets

Included in goodwill and other intangible assets is intangible assets related to leasehold rights, which are amortized over the term of the lease including renewal options. As at June 30, 2004, these assets had a gross carrying value of $13.3 million and accumulative amortization of $10.0 million, for a net book value of $3.3 million. The aggregate amortization expense for the six months ended June 30, 2004 was $0.8 million.

7. Equity Accounted Investments

Extendicare’s share of Crown Life Insurance Company’s (Crown Life) earnings for the first six months of 2004 was $3.8 million and its share of losses of Salumatics Inc. (formerly THiiNC Information Management Inc.) was $0.8 million. For the first six months of 2003, Extendicare’s share of Crown Life’s earnings was $15.1 million. In June 2004 Extendicare received a cash dividend from Crown Life of $15.6 million, or $14.00 per share. Crown Life did not pay any dividends in 2003.

8. Long-term Debt

Issuance of 2014 Notes and Repayment of 2007 Notes

In April 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%, and amended and restated its existing credit facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the 2014 Notes were approximately US$117.4 million, and were used, together with cash on hand and new borrowing capacity, to purchase for cash all of EHSI’s outstanding US$200.0 million aggregate principal amount of the 2007 Notes. On April 5, 2004, EHSI commenced a tender offer for the 2007 Notes, for which 61%, excluding those held by Extendicare Inc., were tendered and US$104.9 million aggregate principal was repaid on April 22, 2004. The remaining US$95.1 million of 2007 Notes not tendered were redeemed and paid for on May 24, 2004.

The 2014 Notes are fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severely, by all of EHSI’s existing and future U.S. domestic significant subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

On or after May 1, 2009, EHSI may redeem all or part of the 2014 Notes, at the redemption prices (expressed as percentages of principal amount) listed below, plus accrued and unpaid interest, if any, to the date of redemption, if redeemed during the twelve-month period commencing on May 1 of the years set forth below:

Redemption
Year	Price
2009	103.438%
2010	102.292%
2011	101.146%
2012 and thereafter	100.000%

In July 2004 EHSI commenced its offer to exchange new 6.875% Senior Subordinated Notes due 2014 that have been registered under the Securities Act of 1933 for the 2014 Notes issued in April 2004 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The terms of the new 2014 Senior Subordinated Notes are identical to the terms of the 2014 Notes issued in April 2004. EHSI anticipates the offer to exchange the 2014 Notes to be completed in August 2004.

Extendicare Inc. June 2004

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

Credit Facility

In connection with the offering of the 2014 Notes, EHSI amended and restated its credit facility to, among other things, extend the maturity date from June 28, 2007 to June 28, 2009 and increase the total borrowing capacity by US$50.0 million from US$105.0 million to US$155.0 million.

The credit facility is used to back letters of credit and for general corporate purposes. Borrowings under the credit facility bear interest, at EHSI’s option, at the Eurodollar rate or the prime rate, plus applicable margins. Depending upon EHSI’s senior leverage ratio, the interest rate is equal to the Eurodollar rate plus a margin of 2.50% to 3.25% per annum or the base rate plus a margin of 1.50% to 2.25% per annum. The commitment fee is 0.50% per annum on the undrawn capacity regardless of utilization.

The credit facility is secured by a perfected, first priority security interest in certain tangible and intangible assets and all of EHSI’s capital stock and the capital stock of EHSI’s subsidiary guarantors. The credit facility is also secured by a pledge of 65% of the voting shares of the voting stock of EHSI and EHSI’s subsidiary guarantor’s foreign subsidiaries, if any. The credit facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. EHSI is permitted to make voluntary prepayments at any time under the credit facility.

As of June 30, 2004 and December 31, 2003, EHSI had no borrowings under the credit facility. The unused portion of the credit facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$33.7 million, was US$121.3 million as of June 30, 2004.

The credit facility requires that EHSI comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is in compliance with all of the financial covenants as of June 30, 2004.

Interest Rate Swap and Cap Agreements

On April 19, 2004, coterminous with the issuance of the 2014 Notes, EHSI terminated its existing interest rate swap and cap agreements for an aggregate gain of US$3.3 million which was recognized in the second quarter of 2004. This swap was a hedge against the 2007 Notes. In addition, to hedge its exposure to fluctuations in market value, on April 22, 2004, EHSI entered into two new interest rate swap agreements and two new interest rate cap agreements relating to EHSI’s 9.5% Senior Notes due 2010 (the “2010 Senior Notes”), and the 2014 Notes.

With respect to the 2010 Senior Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010, with a notional amount of US$150.0 million. This agreement effectively converted up to US$150.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after July 1, 2006 with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring July 1, 2010 with a notional amount of US$150.0 million (the “2010 Cap”). Under the terms of the 2010 Cap, EHSI paid on April 22, 2004, an upfront fee of US$3.5 million to the counterparty, and the change in fair value of this fee is reported to the earnings statement. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month London Interbank Borrowing Rate (LIBOR), adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring July 1, 2010, caused by increases in market interest rates over a certain level. Under the terms of the 2010 Cap, the counterparty can call the cap if the interest rate swap agreement expiring July 1, 2010, is terminated.

With respect to the 2014 Notes, on April 22, 2004 EHSI entered into an interest rate swap agreement expiring May 1, 2014, with a notional amount of US$125.0 million. This agreement effectively converted up to US$125.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after May 1, 2009, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring May 1, 2014, with a notional amount of US$125.0 million (the “2014 Cap”). Under the terms of the 2014 Cap, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR rate, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring May 1, 2014, caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring May 1, 2014, is terminated.

Extendicare Inc. June 2004

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

The interest rate swaps maturing in 2010 and 2014 are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. As of June 30, 2004, the fair value of the interest rate swaps designated as fair value hedges is a liability of US$8.3 million and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

The interest rate caps maturing in 2010 and 2014 are not designated as hedges and the change in fair value of these caps are reported in the earnings statement. As of June 30, 2004, the fair value of the 2010 Cap is an asset of US$2.4 million and the fair value of the 2014 Cap is a liability of US$3.4 million, both of which are recorded in the financial statements. The fair values of EHSI’s interest rate caps are dependent on projected six-month LIBOR interest rates that are influenced by long-term rates, and the volatility of these rates. As a result of a decline in the volatility of rates in the second quarter of 2004, the value of EHSI’s interest rate caps declined and resulted in a valuation adjustment loss of $5.9 million (US$4.3 million) in the second quarter.

9. Share Capital

During the six months ended June 30, 2004, the Company purchased 3,000 Class I Preferred Shares at a cost of $74,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 128,000 Subordinate Voting Shares and 1,000 Multiple Voting Shares at a cost of $1,676,000. In addition, during the six months, 447,425 Subordinate Voting Shares were issued on exercise of stock options for proceeds, including the tax effect, of $2,351,000. As a result of these transactions, the carrying value of capital stock increased by $1,678,000 and retained earnings was charged with $1,078,000 attributable to the cost of purchases in excess of their carrying value.

Long-term Incentive Plan

In May 2004 the Board of Directors of the Company approved an amendment to the Company’s Subordinate Voting Shares stock option plan, and has received approval for the amendments from the Toronto Stock Exchange (TSX). The amendments add the ability to grant tandem share appreciation rights (SARs) with option grants. Tandem SARs give the grantee the option to surrender to the Company, unexercised, the right to subscribe for the Subordinate Voting Shares pursuant to his grant under the related stock option, and to receive from the Company an amount equal to the excess of the fair market value of the Subordinate Voting Shares on the effective date of exercise, over the aggregate option price of such shares in respect of which the option is surrendered. Awards pursuant to the Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Plan”) shall be exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board at the time of granting. The Company has not increased the number of Subordinate Voting Shares reserved for issuance under its Plan, and to the extent that awards pursuant to the Plan result in the exercise of tandem SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Plan for future grants.

On May 6, 2004, the Board granted 96,000 tandem SARs pursuant to the Plan at an exercise price of $14.82 per share, being the closing price of the Subordinate Voting Shares on the TSX on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant, over a four-year period, and expire on May 6, 2014.

As at June 30, 2004, 3,935,550 Subordinate Voting Shares have been reserved under the Plan of which a total of 1,925,575 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $14.82, and expire between February 22, 2005 and May 6, 2014. During the six months ended June 30, 2004, 20,250 options expired and/or were cancelled.

The Company elected in 2003 to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under its stock option plan beginning January 1, 2003. For awards granted under the stock option plan prior to January 1, 2003, the Company applies the intrinsic value based method. During the first half of 2004, the Company recorded compensation cost associated with stock options granted since January 1, 2003 of $96,000 thereby increasing the related balance of contributed surplus to $236,000 at the end of June 2004 after $4,000 of adjustments for a portion of these options that were exercised.

Extendicare Inc. June 2004

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

Had awards granted under the stock option plan prior to January 1, 2003 been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated in the following table.

	Three months ended		Six months ended
(thousands of dollars except per share amounts)	June 30		June 30
	2004	2003	2004	2003
Net earnings for the period	18,342	12,125	46,681	30,001
Compensation expense related to fair value of stock options, after taxes of $nil	(92)	(228)	(186)	(457)

Pro forma net income for the period	18,250	11,897	46,495	29,544

Basic earnings per share (dollars)
Reported	0.26	0.18	0.67	0.43
Adjusted	0.26	0.17	0.67	0.42

Diluted earnings per share (dollars)
Reported	0.26	0.18	0.66	0.43
Adjusted	0.26	0.17	0.66	0.42

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.

10. Earnings per Share

Earnings per share is calculated by dividing net earnings after preferred share dividends for the period by the weighted average number of combined Subordinate Voting Shares and Multiple Voting Shares outstanding during the period. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended		Six months ended
(thousands of dollars except per share amounts)	June 30		June 30
	2004	2003	2004	2003
Numerator for basic and diluted earnings per share
Net earnings for the period	18,342	12,125	46,681	30,001
Dividends on preferred shares	(162)	(197)	(339)	(383)

	18,180	11,928	46,342	29,618

Denominator for basic and diluted earnings per share (thousands)
Basic weighted average number of shares	68,770	68,989	68,684	69,236
Dilutive stock options (1)	1,377	154	1,426	161

Diluted weighted average number of shares	70,147	69,143	70,110	69,397

Earnings per share (dollars)
Basic	0.26	0.18	0.67	0.43
Diluted	0.26	0.18	0.66	0.43

(1)	For the six months ended June 30, 2003, 1,819,231 stock options were excluded from the calculation of dilutive stock options as their strike prices ranged from $3.70 to $7.01, which was above the average market price for the period. There were no stock options excluded from this calculation for the six months ended June 30, 2004.

11. Contingent Liabilities

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal

Extendicare Inc. June 2004

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. EHSI is aware of investigations by these units involving one facility each in Kentucky and Wisconsin. The investigations have not been sufficiently developed to enable the Company to predict an outcome. In addition, as of June 30, 2004 EHSI was under a plan of correction as a result of facility citations for survey deficiencies in a nursing facility in Chippewa Falls, Wisconsin, see note 15 for further details.

In connection with its agreement to provide pharmacy services to EHSI, Omnicare, Inc. (Omnicare) has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.

Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.

12. Segmented Information

	Three months ended		Six months ended
(millions of dollars)	June 30		June 30
	2004	2003	2004	2003
Revenue
United States	319.4	300.9	627.4	622.4
Canada	126.2	119.8	247.8	237.6

	445.6	420.7	875.2	860.0

EBITDA (1)
United States	45.2	34.5	88.9	65.6
Canada	13.8	11.6	21.1	20.0

	59.0	46.1	110.0	85.6

Health Care Net Earnings
United States	10.6	6.4	23.8	9.1
Canada	7.1	3.1	19.8	5.8

	17.7	9.5	43.6	14.9

	June 30	Dec. 31
(millions of dollars)	2004	2003
Goodwill
United States (2)	96.8	93.5
Canada	0.1	0.1

	96.9	93.6

Health Care Assets
United States	1,047.9	1,119.1
Canada	361.6	332.5

	1,409.5	1,451.6
Equity accounted investments	129.2	141.8

Total Consolidated Assets	1,538.7	1,593.4

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, and loss (gain) from asset disposals, impairment and other items.

(2)	The change in United States goodwill is primarily due to foreign currency translation of U.S. operations.

Extendicare Inc. June 2004

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

13. Related Party Transaction

Up until the end of June 2004, Extendicare paid rent to Crown Life for the rental of certain office premises, which for the six months of 2004 was $0.7 million and for the six months of 2003 was $0.6 million.

14. Employee Future Benefits

The future benefit expense of the Company’s defined benefit pension plans for the three months and six months ending June 30, 2004 was $0.8 million and $1.6 million, respectively.

15. Subsequent Events

Transfer of Operations of Skilled Nursing Facility in Chippewa Falls, Wisconsin

In June 2004, in response to facility citations for survey deficiencies of its nursing facility in Chippewa Falls, Wisconsin, EHSI reached a tentative agreement with the State of Wisconsin to transfer the operations to a new licensee. In July EHSI finalized an agreement to transfer operations of its nursing facility, effective August 1, 2004, to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine) for a term of three years. Under the terms of the agreement, Lakeside Health will be responsible for all operating costs, including rent to EHSI, and Benedictine will manage the nursing facility for a fee. EHSI will receive rental income of US$0.5 million per annum; however, EHSI will be responsible to fund Lakeside Health for any and all net operating losses from the nursing facility, as defined in the agreement, and to provide working capital advances of approximately US$2.0 million. Based upon the terms of the agreement and future changes imposed by the State of Wisconsin on the plan of correction and licensed bed capacity of the facility, EHSI may be required to take a charge for asset impairment.

Extendicare Inc. June 2004

Facility Location and Resident Capacity

			Assisted Living and
at June 30, 2004	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity
By State/Province
United States
Ohio	29	3,059	2	136	—	—	31	3,195
West Virginia	1	120	—	—	—	—	1	120
Pennsylvania	25	2,895	8	298	—	—	33	3,193
Delaware	1	120	—	—	—	—	1	120
Wisconsin	25	2,360	11	512	—	—	36	2,872
Minnesota	10	1,276	1	60	—	—	11	1,336
Indiana	21	1,931	2	109	—	—	23	2,040
Kentucky	18	1,506	1	55	—	—	19	1,561
Washington	15	1,530	8	379	—	—	23	1,909
Oregon	3	195	2	101	—	—	5	296
Idaho	2	191	—	—	—	—	2	191
Arkansas	1	96	3	181	—	—	4	277
Texas	—	—	2	110	—	—	2	110

Total United States	151	15,279	40	1,941	—	—	191	17,220

Canada
Ontario	52	7,639	4	668	1	120	57	8,427
Alberta	14	1,183	—	—	—	—	14	1,183
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762
British Columbia	1	75	—	—	—	—	1	75

Total Canada	77	10,313	4	668	1	120	82	11,101

TOTAL	228	25,592	44	2,609	1	120	273	28,321

By Type of Ownership
United States
Owned	135	13,436	34	1,722	—	—	169	15,158
Leased	9	1,030	1	63	—	—	10	1,093
Managed	7	813	5	156	—	—	12	969

Total United States	151	15,279	40	1,941	—	—	191	17,220

Canada
Owned	46	6,154	—	—	—	—	46	6,154
Leased	9	1,155	—	76	—	—	9	1,231
Managed	22	3,004	4	592	1	120	27	3,716

Total Canada	77	10,313	4	668	1	120	82	11,101

TOTAL	228	25,592	44	2,609	1	120	273	28,321

Extendicare Inc. June 2004

Investor Information

Stock Exchange Listings	Transfer Agents
Toronto Stock Exchange	Computershare Investor Services, Inc.
New York Stock Exchange (EXE.A only)	Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com

Shareholder Inquiries	Investor Relations
Jillian Fountain, Corporate Secretary	Christopher Barnes, Manager, Investor Relations
Tel: (905) 470-5534	Tel: (905) 470-5483
Fax: (905) 470-4003	Fax: (905) 470-4003
email: jfountain@extendicare.com	email: cbarnes@extendicare.com

Corporate Information

Extendicare Inc.’s 2003 Annual Report is available for viewing or printing on the Company’s Website, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Corporate Secretary.

Visit Extendicare’s Website @ www.extendicare.com